Exhibit (a)(1)(D)

Offer to Purchase for Cash
any and all Preferred Shares
(including Preferred Shares represented by American Depositary Shares)
at R$35.09 per Share
of
TELE NORTE LESTE PARTICIPAÇÕES S.A.
by
TELEMAR PARTICIPAÇÕES S.A.
Pursuant to the Offer to Purchase dated June 20, 2007

THE TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK AS RECEIVING AGENT, BY 10:00 A.M., NEW YORK CITY TIME, AND IN THE CASE OF HOLDERS OF SHARES TENDERING DIRECTLY, BY 6:00 P.M., BRASÍLIA TIME, IN EACH CASE ON JULY 23, 2007, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

To Our Clients:

Enclosed for your consideration is an offer to purchase, dated June 20, 2007 (the “Offer to Purchase”) and if you own ADSs (defined below) the related letter of transmittal to transmit ADSs (the “Letter of Transmittal,” and together with the Offer to Purchase, as amended or supplemented from time to time, the “Offer Documents”) relating to the tender offer by Telemar Participações S.A. (“TmarPart”), a sociedade anônima organized under the laws of the Federative Republic of Brazil, to purchase any and all outstanding preferred shares, no par value, including any and all preferred shares represented by American Depositary Shares (the “ADSs”), of Tele Norte Leste Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“TNL”), at a price of R$35.09 per preferred share in cash, adjusted by the Brazilian Taxa Referencial-TR (“BTR”) from April 10, 2007 (the “Tender Offer Announcement Date”) to the date payment is made for shares purchased in the tender offer (the “Share Payment Date”), net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase.

The BTR is a monthly index, calculated on the basis of interest rates for deposits at Brazilian banks, published by the Brazilian Central Bank (Banco Central do Brasil, or “Central Bank”), which, for reference, was approximately 0.1689% for the month of May 2007. As of June 18, 2007, we estimate that the purchase price as adjusted by the BTR is approximately $R35.20. On June 18, 2007 the last reported closing price of the preferred shares on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, “BOVESPA”) was R$35.90 per preferred share.

There is no separate tender offer being made in the United States to acquire shares or ADSs. If you, as a holder of ADSs, each representing one preferred share, no par value, of TNL, wish to participate in the tender offer, you may tender your preferred shares underlying its ADSs through The Bank of New York, as receiving agent, in accordance with the instructions set forth in the enclosed Letter of Transmittal. If your underlying preferred shares are purchased in the auction described in “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares” in the Offer to Purchase, those ADSs will be cancelled so that the underlying preferred shares may be sold. As an ADS holder tendering through The Bank of New York, as receiving agent, you will receive payment in U.S. dollars, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing preferred shares purchased in the tender offer.

All terms not otherwise defined herein have the meaning set forth in the Offer to Purchase.

The tender offer is subject to the conditions described in “The Tender Offer — Section 5 — Conditions to the Tender Offer” in the Offer to Purchase.

The enclosed Instruction Form cannot be used to tender preferred shares, except insofar as preferred shares are represented by ADSs. If you hold preferred shares that are not represented by ADSs, you can only tender such shares into the tender offer by following the instructions in the Offer Documents. See “The Tender Offer — Section 3 — Procedures for Participating in the Tender Offer — Direct Holders of Preferred Shares” in the Offer to Purchase.

A tender of the preferred shares underlying your ADSs can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender preferred shares underlying ADSs held by us for your account.

Accordingly, we request instructions as to whether you wish to have us tender on your behalf any or all of the preferred shares underlying the ADSs held by us for your account through the receiving agent, pursuant to the terms and subject to the conditions set forth in the Offer Documents.

Please note the following:

1. The tender offer is open to all holders of preferred shares (including preferred shares represented by ADSs). In order to participate in the tender offer, you may tender the preferred shares underlying their ADSs through The Bank of New York, as receiving agent, in accordance with the instructions set forth in the Offer Documents. As an alternative to tendering the preferred shares underlying your ADSs through the receiving agent, you may also surrender your ADSs to The Bank of New York, as ADS depositary, withdraw the preferred shares underlying your ADSs from the ADS program and participate directly in the tender offer as a holder of preferred shares, allowing sufficient time to complete all necessary steps and make all required arrangements. See “The Tender Offer — Section 3 — Procedures for Participating in the Tender Offer” in the Offer to Purchase.

2. After purchase by TmarPart of the preferred shares underlying your ADSs tendered through the receiving agent (subject to the conditions as described in the Offer to Purchase) and receipt by the receiving agent of payment of the consideration for those shares, the receiving agent will pay to you the U.S. dollar equivalent (based on then-prevailing exchange rates, net of expenses for converting Brazilian reais to U.S. dollars) of R$35.09 per ADS as adjusted by the monthly BTR from April 10, 2007 to the date payment is made for shares purchased in the tender offer, net of (1) a fee of up to US$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the tender offer, (2) the combined fee of 0.035% of the purchase price, payable to the CBLC, as described in “The Tender Offer — Section 1 — Terms of the Tender Offer and Expiration Date” in the Offer to Purchase, and (3) your pro rata portion of the fee or commission charged by the receiving agent’s broker to tender preferred shares underlying ADSs on behalf of all ADS holders participating in the tender offer. The ADS cancellation fee is payable to The Bank of New York, as depositary under the deposit agreement governing TNL’s ADSs. In addition, you must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing preferred shares purchased in the tender offer. You will receive the purchase price for ADSs representing preferred shares purchased in the tender offer in cash by check or, in the case of ADSs held in book-entry form, by means of delivery of funds to the account maintained at DTC on our behalf, which we will forward to you in accordance with the terms of your account with us.

For reference, based on the Exchange Rate on June 18, 2007, R$35.09 is equivalent to approximately US$18.43.

3. U.S. federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided. See Instruction 12 of the Letter of Transmittal.

4. If you wish to tender preferred shares underlying your ADSs through the receiving agent, you must do so no later than 10:00 a.m., New York City time (the “ADS Expiration Time”) on July 23, 2007 (such date, as it may be extended by TmarPart, the “Expiration Date”). See “The Tender Offer — Section 3 — Procedures for Participating in the Tender Offer” in the

Offer to Purchase. The receiving agent will then contact a broker authorized to conduct trades on the BOVESPA to tender the preferred shares underlying the ADSs in the auction as described in “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares” in the Offer to Purchase

5. In order to participate in the tender offer through the receiving agent, you must deliver the following to the receiving agent prior to the ADS Expiration Time, on the Expiration Date: (a) American Depositary Receipts (“ADRs”) evidencing the tendered ADSs and the enclosed Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or (b) in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in the Letter of Transmittal), in each case together with any other documents required by the receiving agent and in accordance with the instructions set forth in the Letter of Transmittal.

If you wish to have us tender any or all of the preferred shares underlying your ADSs held by us for your account through the receiving agent, please so instruct us by completing, executing, detaching and returning to us the Instruction Form enclosed herein. If you authorize the tender of the preferred shares underlying your ADSs, the preferred shares underlying all of your ADSs will be tendered unless otherwise specified below. An envelope to return your instructions to us is enclosed. Your instructions should be forwarded to us in ample time to permit us to submit a tender through the receiving agent on your behalf prior the ADS Expiration Time, on the Expiration Date.

The tender offer is made solely by the Offer to Purchase and the related Letter of Transmittal. TmarPart is not aware of any jurisdiction where the making of the tender offer would not be in compliance with the laws of that jurisdiction. If TmarPart becomes aware of any jurisdiction in which the making of the tender offer would not be in compliance with applicable law, TmarPart will make a good faith effort to comply with any such law. If, after such good faith effort, TmarPart cannot comply with any such law, the tender offer will not be made to (nor will elections to tender shares be accepted from or on behalf of) the holders of preferred shares, and holders of ADSs representing preferred shares, in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of TmarPart by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The undersigned acknowledge(s) receipt of your letter and the Offer to Purchase and the related Letter of Transmittal in connection with the tender offer by TmarPart.

Instruction Form

This will instruct you to tender through The Bank of New York, as receiving agent, the number of preferred shares underlying the ADSs indicated below (or if no number is indicated below, all the preferred shares underlying the ADSs) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Dated:          , 2007

Number of ADSs representing preferred shares to be tendered*

Signature(s)

Please Print Name(s)

Address(es)

Area Code and Tel. No.

Employer Identification or Social Security No.

*	Unless otherwise indicated, it will be assumed that the preferred shares underlying all your ADSs are to be tendered.